Filed pursuant to Rule 253(g)(2)

File No. 024-12677

SUPPLEMENT DATED SEPTEMBER 28, 2026

TO OFFERING CIRCULAR DATED DECEMBER 19, 2025

WAHED REAL ESTATE FUND I LLC

245 5th Ave., Suite: 05-106, 5th floor

New York, New York 10016

www.wahed.com/real-estate

This document supplements, and should be read in conjunction with, the offering circular (the “Offering Circular”) dated December 19, 2025, of Wahed Real Estate Fund I LLC (the “Company”). Capitalized terms used but not defined herein have the meaning set forth in the Offering Circular.

The Offering Circular  dated December 19, 2025, is available HERE and the supplements dated April 29, 2026, July 30, 2026 and September 8, 2026, are available HERE, HERE and HERE.

The purpose of this supplement is to update the Company’s Offering Circular to reflect its recently filed semiannual report on Form 1-SA for the semiannual period ended June 30, 2026, which can be found HERE.